David Lubin & Associates, PLLC

10 Union Avenue

Suite 5

Lynbrook, New York 11563

Telephone: (516) 887-8200

Facsimile: (516) 887-8250

March 9, 2011

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.W.

Washington, D.C. 20549-0406

Mail Stop 3030

Attention: Ms. Janice McGuirk, Examiner

            Re:       Iconic Brands, Inc.

                        Form 10-K for Fiscal Year Ended December 31, 2009, filed April 16, 2010 and amended January 18, 2011;

Form 10-Q for Fiscal Quarter Ended September 30, 2010, filed December 10, 2010 and amended January 7, 2011

                        File No. 0-53162

Dear Ms. McGuirk:

Iconic Brands, Inc. (the “Company”), a Nevada corporation, herewith files with the Securities and Exchange Commission (the "Commission"), Amendment No. 2 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009 as amended on January 18, 2009 (the "10-K Amendment ") and Amendment No.3 to the Quarterly Report on Form 10-Q for the Fiscal Quarter Ended September 30, 2010 (the “September Amendment”),  in response to the Commission's comments, dated February 8, 2011.

In addition to the 10-K Amendment and September Amendment, the Company supplementally responds to all the Commission's comments as follows:

Recent Sales of Unregistered Securities, page 15

1.                           There appears to be a number of sales of unregistered securities where the reason disclosed is for “services rendered” or for consulting services. For each such transaction, please revise the disclosure to specify the nature of the services rendered. In addition, please provide the exemption for each separate transaction discussed in this section, and discuss the sophistication of the investors in the offerings pursuant to Section 4(2).

Response: We note the Commission’s comment and submit that the 10-K Amendment has been revised to include a discussion of the nature of the services rendered, the exemption for each transaction discussed in the section and the sophistication of the investors in the offerings.

Executive Compensation, page 61

2.                           It appears that you have included the options in the summary compensation table in the column for non-equity incentive awards. Please revise to move to the option column or provide a discussion as to the incentive nature of the award. In addition, please include in footnote disclosure the assumptions made in the valuation of the options and stock, as required by Instruction 1 to Item 402(n)(2)(v) and (n)(2)(vi) of Regulation S-K. Lastly, please clarify in the footnote that the amounts included in the option and stock column are the aggregate grant date fair value computed in accordance with FASB Topic 718. See Item 402(n)(2)(v) and (n)(2)(vi).

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Response: We note the Commission’s comment and submit that the 10-K Amendment has been revised in accordance with the Commission’s comment.

3.                           We note the shares of common issued to management and personnel in June 2009 for services rendered, as discussed on page 65. Please revise the summary compensation table to reflect all compensation, including this issuance of common stock.

Response: We note the Commission’s comment and submit that the summary compensation table of 10-K Amendment has been revised to include the shares issued to management in June 2009.

Exhibits

4.                           The perpetual license agreement with Seven Cellos LLC filed as Exhibit 10.5 to the amended Form 10-K appears to be missing exhibits A and B. Please confirm that you will file this exhibit in its entirety with your next periodic report.

5.                           Response: We note the Commission’s comment and submit that the Company will file perpetual license agreement with Seven Cellos LLC in its entirety with the next periodic report.

Form 10-Q/A for the Interim Period Ended September 30, 2010, filed January 7, 2011

6.                           Please amend your filing to include all of the applicable revisions that were incorporated within your amended interim filings for the three and six months ended March 31 and June 30, 2010.

Response: We acknowledge the Commission’s comment and have filed the September Amendment to include the revisions incorporated within the Company amended interim filings for the three and six months ended March 31 and June 30, 2010.

7.                        In addition, please revise this Form 10-Q to comply with the comments issued on the MD&A section in the comment letter dated December 14, 2010.

Response: We acknowledge the Commission’s comment and have filed the September Amendment to comply with comments on the Management Discussion and analysis section of the comment letter dated December 14, 2010.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the amendment. The Company also acknowledges that:

•                     the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                     staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                     the Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

                                                                                                                                           Very truly yours,

                                                                                                                                           /s/David Lubin

                                                                                                                                           David Lubin

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cc: Richard J. DeCicco, President

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